INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. September 2026 Active ETF Solutions Liquidity, active exposure, and implementation flexibility for U.S. institutional investors DRAFT

Reasons for Asset Owners Using ETFs Source: The Cerulli Report, North American Institutional Markets 2025 Why Institutions Are Turning to Active ETFs 88% 88% 79% 78% 74% 68% 64% 63% 65% 35% 71% 67% 49% 55% 41% 53% 50% 44% 40% 47% 47% 36% 50% 50% 24% 29% 14% 28% 37% 37% 14% 25% Taft - Hartley plan Other nonprofit Insurance company Endowment Public defined Foundation Healthcare/hospital Corporate DB organization benefit plan Tool to gain or maintain exposure Cash/liquidity management Making tactical bets Core portfolio holding 2 T. R O W E P R IC E INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. ETFs are becoming an increasingly important portfolio management and transition tool as institutions seek cost efficiency, flexibility, and greater operational simplicity compared with managing securities in - house or coordinating multiple transition managers.

4. Fixed Income Implementation Access to actively managed credit and duration. 6. Accounting and Capital Factors Relevant for insurance and rated fixed income ETFs. 1. Core Active Exposure Previously a passive - only structure, now access active management in the ETF format. 3. Liquidity Management Manage flows, rebalance, and transition exposures. 2. Cash Equitization Reduce cash drag and remain invested to better manage flows and allocation changes. How Institutional ETFs Are Being Used 5. Satellite Exposure Express targeted and tactical views efficiently. 3 T. R O W E P R IC E INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION.

T. Rowe Price Active ETF Use Case Considerations

Strategy	Primary consideration	Secondary consideration
Core Active Exposure Pensions, Endowments & Foundations	TBUX, TAGG	TOTR
Cash Equitization Pensions, Endowments & Foundations	TBUX, TCAF	TMSL, TOUS
Liquidity Management Pensions, OCIOs	TOTR, THYF, TFLR	Active Muni ETFs
Fixed Income Implementation Insurers, OCIOs, Consultants	TCAF, TMSL, TOUS	TSPA
Satellite Exposure OCIOs, Endowments & Foundations	TURF, TNXT	TCAL, THEQ
Capital/Accounting Considerations Advisors, OCIOs, Institutions	THEQ, TCAL	Active Fixed Income ETFs

T. ROWE PRICE
INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION.
INVEST WITH CONFIDENCE®
4

T. Rowe Price Active ETFs Data as of August 31, 2026 T. Rowe Price ETFs leverage the global resources and investment management expertise of the firm, while providing the features investors expect from an ETF, including the convenience of trading flexibility, streamlined cost effectiveness , and the potential for improved tax efficiency. 5 T. R O W E P R IC E INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. 35 ETFs and growing Equity, fixed income and multi - asset 11 ETFs over $1 billion Assets under management More than $30 billion Total ETF assets under management Covering a broad range of investment categories • U.S. Equity • International/Global Equity • Sector/Thematic Equity • Taxable Fixed Income • Tax - Free Fixed Income • Multi - Asset • Digital Assets

T. Rowe Price Active ETFs – Equity

U.S. Equity			
Active Core U.S. Equity ETF	**TACU**	Large Blend	0.00%[1]
Blue Chip Growth ETF*	**TCHP**	Large Growth	0.57%
Capital Appreciation Equity ETF	**TCAF**	Large Blend	0.31%
Capital Appreciation Premium Income ETF	**TCAL**	Derivative Income	0.34%
Dividend Growth ETF*	**TDVG**	Large Blend	0.50%
Equity Income ETF*	**TEQI**	Large Value	0.54%
Growth ETF	**TGRT**	Large Growth	0.38%
Growth Stock ETF*	**TGRW**	Large Growth	0.52%
Hedged Equity ETF	**THEQ**	Hedged Equity	0.46%[2]
Small-Mid Cap ETF	**TMSL**	Sm./Mid Blend	0.55%
U.S. Equity Research ETF*	**TSPA**	Large Blend	0.34%
Value ETF	**TVAL**	Large Value	0.33%

Sector/Thematic Equity			
Financials ETF	**TFNS**	Financial	0.44%
Health Care ETF	**TMED**	Health Care	0.44%
Innovation Leaders ETF	**TNXT**	Thematic Equity	0.49%
Natural Resources ETF	**TURF**	Natural Resources	0.44%
Technology ETF	**TTEQ**	Technology	0.63%

International/Global			
Active Core International Equity ETF	**TACN**	Foreign Large Blend	0.00%[1]
Emerging Markets Equity Research ETF	**TEMR**	Emerging Markets	0.40%
Global Equity ETF	**TGLB**	Global Large Blend	0.46%
International Equity ETF	**TOUS**	Foreign Large Blend	0.50%
International Equity Research ETF	**TIER**	Foreign Large Blend	0.38%

[1]TACU/TACU Net expense ratio of 0.00% by contractual fee waiver through January 30, 2027, then 0.14% for TACU and 0.20% for TACN thereafter.
[2]THEQ: Gross expense 0.73% before fee waivers. Net expense 0.46%. The fund operates under a permanent contractual expense limitation to fully offset the proportional expenses of underlying T. Rowe Price funds.

***Semi-transparent equity ETF: This ETF is different from traditional ETFs.** Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may **create additional risks** for your investment. For example:

- You may have to pay more money to trade the ETF's shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.
- The price you pay to buy ETF shares on an exchange may not match the value of the ETF's portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.
- These additional risks may be even greater in bad or uncertain market conditions.
- The ETF will publish on its website each day a "Proxy Portfolio" designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF's holdings, it is not the ETF's actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF's performance. If other traders are able to copy or predict the ETF's investment strategy, however, this may hurt the ETF's performance. For additional information regarding the unique attributes and risks of the ETF, please see the **Important Information** as well as the fund's prospectus.

T. ROWE PRICE
INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION.
INVEST WITH CONFIDENCE®
6

T. Rowe Price Active ETFs – Fixed Income, Multi-Asset and Digital Assets

Taxable Fixed Income			
Floating Rate ETF	**TFLR**	Bank Loan	0.61%
Multi-Sector Income ETF	**TMSF**	Multi-Sector	0.37%
QM U.S. Bond ETF	**TAGG**	Intermediate Core	0.08%
Total Return ETF	**TOTR**	Intermediate Core Plus	0.31%
U.S. High Yield ETF	**THYF**	High Yield	0.56%
Ultra Short-Term Bond ETF	**TBUX**	Ultrashort	0.17%

Tax-Free Fixed Income			
High Income Municipal ETF	**THYM**	U.S. Muni High Yield	0.32%
Intermediate Municipal Income ETF	**TAXE**	U.S. Muni Intermediate	0.24%
Long Municipal Income ETF	**TMNL**	U.S. Muni Long	0.26%
Short Municipal Income ETF	**TMNS**	U.S. Muni Short	0.18%

Multi-Asset			
Capital Appreciation Market Opportunities ETF	**TPUT**	Dynamic Allocation	0.25%

Digital Assets			
Active Crypto ETF	**TKNZ**	Digital Assets	0.75%[1]

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

[1]TKNZ: The expense shown above reflects the sponsor's net annual management fee of 0.75% by contractual fee waiver though 5/31/2027, and 0.90% thereafter.

T. ROWE PRICE INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. INVEST WITH CONFIDENCE® 7

Important Information 8 T. R O W E P R IC E INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this, and other information visit troweprice.com. Read it carefully. ETFs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns. *T. Rowe Price semi - transparent equity ETFs publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information to encourage transactions that help keep the ETF’s market price close to its net asset value (NAV). There is a risk that market prices will differ from the NAV. ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and, therefore, may cost investors more to trade. The ETF’s daily Proxy Portfolio, Portfolio Overlap, and other tracking data are available at troweprice.com. Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF’s investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF. The material does not constitute a recommendation or solicitation to sell or buy any securities or investment activity. The material has not been reviewed by any regulatory authority in any jurisdiction. Information and opinions presented have been obtained or derived from sources believed to be reliable and current; however, we cannot guarantee the sources’ accuracy or completeness. There is no guarantee that any forecasts made will come to pass. Under no circumstances should the material, in whole or in part, be copied or redistributed without consent from T. Rowe Price. Risks considerations: Past performance is not a guarantee or a reliable indicator of future results. All investments are subject to market risk, including the possible loss of principal. As with all equity investments, the share price can fall because of weakness in the broad market, a particular industry, or specific holdings. Fixed income investing involves risks including, but not limited to, interest rate risk and credit risk. International investments can be riskier than U.S. investments due to the adverse effects of currency exchange rates, differences in market structure and liquidity, as well as specific country, regional, and economic developments. A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. The use of derivatives exposes the fund to additional volatility and potential losses. A derivative involves risks different from, and possibly greater than, the risks associated with investing directly in the assets on which the derivative is based, including liquidity risk, valuation risk, correlation risk, market risk, interest rate risk, leverage risk, counterparty and credit risk, operational risk, management risk, legal risk, and regulatory risk. Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives. T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”).T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust. T. Rowe Price Investment Services, Inc., distributor. © 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators ( https://www.troweprice.com/en/intellectual - property) are trademarks of T. Rowe Price Group, Inc. All other trademarks are the property of their respective owners.

Thank Y ou INSTITUTIONAL USE ONLY. NOT FOR FURTHER DISTRIBUTION. 202609 - 5975488